

Mail Stop 3233

September 9, 2016

<u>Via E-mail</u>
James R. Groch
Chief Financial Officer
CBRE Group, Inc.
400 South Hope Street, 25th Floor
Los Angeles, CA 90071

   Re: CBRE Group, Inc.
     Form 10-K for the fiscal year ended December 31, 2015
     Filed February 29, 2016
     File No. 001-32205

Dear Mr. Groch:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Wilson K. Lee

          Wilson K. Lee
          Senior Staff Accountant
          Off ice of Real Estate and
          Commodities